UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2009

CNC Development Ltd.
(Exact name of registrant as specified in its charter)

British Virgin Islands	000-53769	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

970 Dalian Road, Suite 909 Shanghai 900092 P.R.C. +86-21-61670639	410 South Michigan Ave. Suite 410 Chicago, IL 60605 (312) 957-4172
(Address and telephone number of principal executive offices)	(Address and telephone number of U.S. Agent)

 (Former name or former address)
InterAmerican Acquisition Group Inc.
2918 Fifth Ave.
Suite 209
San Diego, CA  92103

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F Form 20-F ☒ Form 40-F ❒

❒	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

❒	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934
                               Yes ❒               No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__.

Item 2.01                      Completion of Acquisition or Disposition of Assets.

On September 9, 2009, CNC Development Ltd. (“CNC” or the “Company”) completed the acquisition of 94.9% of the common stock of Sing Kung, Limited (“Sing Kung”) pursuant to an Amended and Restated Stock Purchase Agreement, dated as of May 15, 2008, as amended on November 28, 2008 and July 17, 2009 (the “Stock Purchase Agreement”).  Concurrent with that stock purchase, InterAmerican Acquisition Group Inc. (“IAG”) was merged with and into CNC as previously reported on CNC’s Form 8-K (File No. 000-53786) filed with the SEC on September 15, 2009.

These transactions are described in more detail in the Proxy Statement/Prospectus contained in the Registration Statement on Form S-4 (File No. 333-152977) (the "Proxy Statement/Prospectus") and in CNC’s Form 8-A (File No. 000-53786) filed with the SEC on September 15, 2009.  Subsequent developments are discussed below.

Share Purchases Pursuant to the Exchange Offer

Pursuant to the full subscription of the exchange offer to Sing Kung shareholders who were not party to the stock purchase agreement, CNC has consummated the purchase of the 5.1% of the common stock of Sing Kung that it did not acquire at the closing under the stock purchase agreement.   The consideration paid for the 2,548,718 Sing Kung common shares tendered was 1,076,070 CNC common shares and cash payments totaling $3.50.

Pursuant to full subscription of the exchange offer to Sing Kung preferred shareholders, none of whom were party to the stock purchase agreement, CNC has consummated the purchase of the 100% of the Sing Kung preferred.  The consideration paid for the 2,915,000 Sing Kung preferred shares tendered was 5,371,548 Class A Preferred shares of CNC and cash payments totaling $9.03.  In accordance with the terms of the exchange offer, the cash payments were in lieu of the issuance by CNC of fractional shares.

As a result of the share transfers pursuant to the exchange offer, CNC owns 100% of the Sing Kung equity interests.

Consummation of the Warrant Agreement Amendment

As a consequence of the merger with IAG, CNC succeeded to a number of definitive agreements entered into by IAG, including the agreements governing the warrants issued by IAG.  The form of amended and restated warrant agreement was filed as an exhibit to CNC’s Form 8-A (File No. 000-53786) filed with the SEC on September 15, 2009.  When the merger transaction was reported on CNC’s Form 8-K (File No. 000-53786) filed with the SEC on September 15, 2009 the amendments to the warrant agreement were reported as pending but have now been consummated as anticipated.

Closing Dividend

IAG declared a dividend for its stockholders subject to the following conditions being satisfied: (i) receipt of the requisite stockholder vote to approve IAG's business combination with Sing Kung, (ii) consummation of the business combination with Sing Kung and its simultaneous redomestication merger with CNC, (iii) release of the funds held in IAG's trust account to IAG/CNC, (iv) no notice of conversion has been received in connection with such share of IAG common stock, (v) such shares remain outstanding on the payment date, and (vi) no waiver of the dividend applies to such share.  70,291 IAG shares qualified for the payment of the closing dividend, requiring an aggregate payment of $340,911.  Payments totaling $261,590 have been made to holders of 53,936 shares that have been identified as being qualified to receive the closing dividend.  Payment of the closing dividend on the remaining 16,283 shares (requiring an aggregate payment of $78,973) is pending identification of the holders of the remaining qualifying shares and verification of their qualifying status.

Fractional Share Redemptions

In accordance with the Proxy Statement/Prospectus, each IAG common share was converted to 0.1850734 CNC common shares and 0.8857955 Class A Preferred shares following the consummation of the redomestication merger. The terms of the exchange provided that no fractional shares would be issued by CNC and that fractional CNC shares resulting from the conversion would be redeemed at the calculated value of each fractional share created based on a valuation of $2.22 per common share and $3.00 per Class A Preferred Share.  The conversion process resulted in the redemption of 26 common shares and 40 Class A Preferred shares for aggregate cash consideration of $177.72.   Following the transactions, CNC has 21,206,220 common shares and 6,744,032 Class A Preferred shares outstanding.

Description of Securities

The description of the Company’s securities is set forth in the Proxy Statement/Prospectus under the caption “Description of the Combined Company’s Securities Following the Stock Purchase” and is incorporated herein by reference.

Securities Outstanding and Certain Beneficial Owners and Management

The following table sets forth information, as of December 21, 2009, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of the voting stock of CNC by (i) each person known by us to be the owner of more than 5% of outstanding shares of the Company’s common stock, (ii) each director and executive officer and (iii) all directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and address of Beneficial Holder (1)	Amount and nature of Beneficial Ownership		Percent of Beneficial Interest

Huang/Shi Group (3)	9,201,426	(2)	32.9%
Ms. Cho Kwan (4)	5,824,967	(2)	20.8%
Platinum Partners Value Arbitrage Fund, L.P. (5)	1,428,618	(6)	5.1%

William C. Morro (Director and CEO) (7)	765,824	(8)	2.7%
Steven Klein (Director) (9)	350,118	(10)	1.3%
David Miller (Director) (9)	-		-
Qiping Gao (Director) (11)	-		-
Zhaosheng Wu (Director) (11)	-		-
Mingtang Zhang (Director) (11)	-		-
Daniel P. Beharry (Director) (11)	-		-
Yong Xu (Chief Financial Officer & Secretary) (11)	-		-
Dr. Moulong Zhu (Chief Urban Planning and Architecture Officer) (11)	-
All officers and directors as a group			4.0%

Notes:	1) Addresses provided in footnotes
2) Common shares
3) Room 2801, Shui On Centre No. 6-8 Harbour Road, Wanchai, Hong Kong
4) Shares are believed to be under the common control of Ms. Yongjan Huang and her spouse, Jianjun Shi; 2nd Fl, Abbott Building, Road Town, VG1110, Tortola, British Virgin Islands
5) 152 West 57th Street, 4th Floor, New York, NY 10019
6) Platinum Partners owns 66,667 common shares and 1,400,472 Class A Preferred shares
7) c/o WHI Inc., 410 South Michigan Ave., Suite 620, Chicago, IL 60605

8) Mr. Morro is deemed the beneficial owner of 132,360 common shares and 633,464 Class A Preferred Shares, which includes 33,924 common shares and 162,365 Class A Preferred shares owned by InterAmerican Capital Partners II, which is 60% owned and under the voting control of Mr. Morro.

9) 1450 Broadway, 40th Floor, New York, NY 10018
10) Mr. Klein is the trustee for and has voting control over 350,118 Class A Preferred Shares owned by the Irene Horn Trust.
11) c/o CNC Development Ltd. 970 Dalian Rd., Suite 909, Shanghai 900092, P.R.C.

Directors and Executive Officers

The discussion contained in Item 5.02 of this Current Report on Form 6-K is incorporated by reference herein.

Certain Relationships and Related Transactions, and Director Independence

The following directors are deemed to be independent: Mr. Gao, Mr. Beharry, Mr. Klein, Mr. Miller and Mr. Zhang.

The following directors have been appointed by the Class A Preferred shareholders and are designated as Class A Preferred Directors:  Mr. Beharry, Mr. Klein, Mr. Miller and Mr. Morro.

Mr. Miller and Mr. Klein are both Partners of Apple Core Holdings.  Other Partners of Apple Core Holdings independently own 1,428,112 shares of CNC class A Preferred stock.  Neither Mr. Miller nor Mr. Klein exercises voting control over nor has a beneficial ownership interest in the CNC Class A Preferred shares owned by the other Partners of Apple Core Holdings.

Item 5.02                      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective December 15, 2009 and December 16, 2009 respectively, Mr. Richard M. Wolfson and Dr. Hermino A Blanco Mendoza resigned from the Company’s Board of Directors.  Their resignations were anticipated following nomination of replacements supported by a requisite majority of the Company’s Class A Preferred shareholders.  There were no disagreements between the Company and Mr. Wolfson or Dr. Blanco at the time of their resignations.

Effective December 16, 2009, a requisite majority of the Company’s Class A Preferred Directors, acting by written resolution as permitted by the Company’s Memorandum and Articles of Association, appointed Mr. Steven Klein and Mr. Miller as Class A Preferred Directors, filling the vacancies created by the resignations of Mr. Wolfson and Dr. Blanco.  The resolution of the Class A Preferred Shareholders also ratified the previous appointment of the remaining members of the Company’s Board of directors, Mr. William C. Morro, Mr. Daniel Beharry, Mr. Qiping Gao, Mr. Wu and Mr. Mingtang Zhang and designated two of those Board Members, Mr. Morro and Mr. Beharry, as Class A Preferred Directors.  The Company issued a press release announcing the resignations and the appointments of Messrs. Klein and Miller.  A copy of the press release is attached hereto as Exhibit 99.1.

Newly Appointed Directors

Steven Klein (Age 46) has been appointed as a Preferred Director of CNC.  Mr. Klein is a Partner with Apple Core Holdings, a privately held investment company.   Mr. Klein also holds the position of Chief Executive Officer for Apple Core Hotels, a chain of hotels in mid-town Manhattan controlled by Apple Core Holdings.  Mr. Klein also serves on the boards of directors of other Apple Core Holdings investments and currently holds two such directorships with Jumpnode Systems, LLC and Meaningful Machines IP, LLC.  He is the producer of the movie version of the Broadway play Passing Strange.  Prior to joining Apple Core Holdings Mr. Klein was employed as an attorney practicing real estate law at Skadden, Arps, Meagher and Flom LLP.  Mr. Klein holds a J.D. from Boston University and a Masters degree in tax law from New York University.  Mr. Klein is a U.S. citizen.

David Miller (Age 46) has been appointed as a Preferred Director of CNC.  Mr. Miller is a Partner with Apple Core Holdings, a privately held investment company.   Mr. Miller also holds the position of Corporate Counsel and Chief Financial Officer for Apple Core Hotels, a chain of hotels in mid-town Manhattan controlled by Apple Core Holdings.  Mr. Miller also serves on the boards of directors of other Apple Core Holdings investments and currently holds two such directorships with

Jumpnode Systems, LLC and Meaningful Machines IP, LLC.  Prior to joining Apple Core, Mr. Miller was employed as an attorney practicing corporate and transactional law at Williams, Caliri, Miller and Otley LLP, a firm specializing in representing financial services clients.  He received a B.S. in Economics from Wharton School of Business at the University of Pennsylvania and a J.D. from Duke University.  Mr. Miller is a U.S. citizen.

Item 9.01.  Financial Statements and Exhibits

(a) Financial Statements of Business Acquired.

Not Applicable.

(b) Pro Forma Financial Information.

Not Applicable.

(c) Shell Company Transactions.

Not Applicable.

(d) Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release dated December 21, 2009 announcing the Appointment of Messrs. Kleinand Miller to the Board of Directors of CNC Development Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CNC DEVELOPMENT LTD.

December 21, 2009	By:	/s/ William C. Morro
William C. Morro Chief Executive Officer